UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)

THE ALKALINE WATER COMPANY INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

01643A 108
(CUSIP Number)

copy to: Clark Wilson LLP 900 - 885 West Georgia Street Vancouver, British Columbia, Canada V6C 3H1 Tel: 604.687.5700 Fax: 604.687.6314
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	01643A 108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Steven P. Nickolas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
48,400,000(1)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
48,400,000(1)
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
48,400,000 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.44% based on 119,670,825 issued and outstanding as of January 20, 2015
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Consists of 6,600,000 stock options exercisable within 60 days, 21,500,000 shares of common stock owned by WiN Investments, LLC and 20,300,000 shares of common stock owned by Lifewater Industries, LLC.  Steven P. Nickolas exercises voting and dispositive power with respect to the shares of common stock that are beneficially owned by WiN Investments, LLC and Lifewater Industries, LLC.

CUSIP No.	01643A 108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
WiN Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
21,500,000(1)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
21,500,000(1)
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,500,000 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.97% based on 119,670,825 issued and outstanding as of January 20, 2015.
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	WiN Investments, LLC, a company controlled by Steven P. Nickolas, is the beneficial owner of 21,500,000 shares of common stock.

CUSIP No.	01643A 108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lifewater Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
20,300,000(1)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
20,300,000(1)
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,300,000 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.96% based on 119,670,825 issued and outstanding as of January 20, 2015.
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	Lifewater Industries, LLC, a company controlled by Steven P. Nickolas, is the beneficial owner of 20,300,000 shares of common stock.

Item 1.  Security and Issuer

This Statement relates to shares of common stock with $0.001 par value per share of The Alkaline Water Company Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 7730 E. Greenway Road, Suite 203, Scottsdale, AZ  85260.

Item 2.  Identity and Background

(a)	Name:

Steven P. Nickolas

WiN Investments, LLC (“WiN”)

Lifewater Industries, LLC (“Lifewater”)

(Steven P. Nickolas, WiN and Lifewater collectively referred to as the “Reporting Persons”)

(b)	Residence or business address:

Steven P. Nickolas – 14301 North 87 Street, Suite 301, Scottsdale, AZ 85260

WiN - 14301 North 87 Street, Suite 301, Scottsdale, AZ 85260

Lifewater - 14301 North 87 Street, Suite 301, Scottsdale, AZ 85260

(c)	Mr. Nickolas is Chairman, President, Chief Executive Officer and director of the Issuer and a citizen of the United States.

WiN is a limited liability company organized under the laws of the State of Arizona and engaged in the investment and development of water related technology. Mr. Nickolas is the manager of WiN.

Lifewater is a limited liability company organized under the laws of the State of Arizona and engaged in the investment and development of water related technology. Mr. Nickolas is the manager of Lifewater.

(d)	None of Steven P. Nickolas and the managers of Win and Lifewater has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(e)
None of Steven P. Nickolas and the managers of Win and Lifewater has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations

Effective April 4, 2014, Lifewater transferred 1,200,000 shares of common stock to SSCE Holdings, LLC (“SSCE”) when SSCE perfected a security interest in these shares which were pledged pursuant to a stock pledge agreement dated April 4, 2014 between Lifewater and SSCE which was security for a loan agreement dated April 4, 2014 between Lifewater and SSCE pursuant to which SSCE loaned $100,000 to Lifewater.

Item 4.  Purpose of Transaction

The Reporting Persons transferred the securities of the Issuer when SSCE perfected a security interest in these securities.

As of the date hereof, except as described above, the Reporting Persons do not have any plans or proposals which relate to or would result in:

•	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;

•	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	Any material change in the present capitalization or dividend policy of the Issuer;

•
Any other material change in the issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

•
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)
The aggregate number and percentage of common stock of the Issuer beneficially owned by Steven P. Nickolas is 48,400,000 shares, or approximately 40.44% of outstanding common stock of the Issuer, based on 119,670,825 shares of common stock outstanding as of the date of this statement.
The aggregate number and percentage of common stock of the Issuer beneficially owned by WiN is 21,500,000 shares, or approximately 17.97% of outstanding common stock of the Issuer, based on 119,670,825 shares of common stock outstanding as of the date of this statement.
The aggregate number and percentage of common stock of the Issuer beneficially owned by Lifewater is 20,300,000 shares, or approximately 16.96% of outstanding common stock of the Issuer, based on 119,670,825 shares of common stock outstanding as of the date of this statement.

(b)	Steven P. Nickolas has the sole power to vote or direct the vote, and to dispose or direct the disposition of 48,400,000 shares of common stock of the Issuer.

(c)	The response to Item 3 is responsive to this Item.

(d)	Not applicable

(e)	Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2015	/s/ Steven P. Nickolas Signature
Steven P. Nickolas

Dated: January 20, 2015	WIN INVESTMENTS, LLC /s/ Steven P. Nickolas Authorized Signatory – Steven P. Nickolas

Dated: January 20, 2015	LIFEWATER INDUSTRIES, LLC /s/ Steven P. Nickolas Authorized Signatory – Steven P. Nickolas

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).